SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

March 31, 2026

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

Credicorp Ltd. (the ‘Company’) notifies you as a Material Event that, in its session held on March 31, 2026, the Company’s Annual General Meeting of Shareholders agreed on the following matters:

1.	To appoint the Directors of the Company that will hold office for the period March 2026 – March 2029:

•	Nuria Aliño Pérez
•	Maria Inés Álvarez Arnao
•	María Teresa Aranzabal Harreguy
•	Raimundo Morales Dasso
•	Juan Paredes Manrique
•	Leslie Pierce Diez-Canseco
•	Luis Romero Belismelis
•	Manuel Romero Valdez
•	Pedro Rubio Feijóo

2.	To pay the remuneration of the Board of Directors for the period March 2026 – March 2027, as follows:

a)	an annual remuneration of US$50,000 to each Director;
b)
an annual remuneration of US$40,000 to each Director who is a member of the Audit Committee and to each Director of Credicorp’s subsidiaries who is appointed as an advisor to the Audit Committee of Credicorp; and

c)	a remuneration of up to US$1,500 for each session attended by each Director serving one or more of the Committees of the Board other than the Audit Committee, in accordance with the following:

o
Up to US$1,500 per each session attended by each director who participates in the Compensation and Nominations Committee. Where only remuneration matters are addressed at a given session, the remuneration shall be US$1,500 per attended session; where only nomination matters are addressed, the remuneration shall be US$750 per attended session. If both matters are addressed, the maximum remuneration shall apply;

o	US$750 per each session attended by each director who participates in the Risk Committee;
o	US$1,500 per each session attended by each director who participates in the Sustainability Committee.

3.
To appoint Tanaka, Valdivia, Arribas & Asociados Sociedad Civil de Responsabilidad Limitada, representatives of EYG in Peru, as external auditors of the Company for the financial year 2026, and to delegate the power to set and approve fees for such audit services to the Board of Directors (for further delegation to the Audit Committee thereof).

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2026
CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative